Santiago, April 11, 2012

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Washington, D.C. 20549

Subject:	Andina Bottling Company, Inc.
Form 20-F for Fiscal Year Ended December 31, 2010
Filed June 30, 2011
Supplemental Comment Letter of March 19, 2012
File No. 001-13142

Dear Ms. Jenkins,

Regarding our letter dated March 30, 2012, wherein we stated that “by April 11, 2012, at the latest, we will be amending our 2010 Form 20-F to incrementally add the requested cash flow statement transition disclosure”, please be advised that we will present this filing by April 17, 2012.

Embotelladora Andina S.A. hereby acknowledges that:

•                              The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                              The Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                              The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to answer any questions you may have.

(signed)

Andrés Wainer P.

Chief Financial Officer